DB

SI 19005495

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Suite 1010
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Gay Ledford (972) 788-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 14 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIRSTEN GARRETT
NOTARY PUBLIC
ID# 131203801
State of Texas
Comm. Exp. 07-11-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAND FINANCIAL, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Grand Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the* Supplementary *Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 5, 2019

We have served as the Company's auditor since 2016.

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Assets:		
Cash	$	202,217
Concessions & placement agent fees receivable		18,215
Accounts receivable - other		6,054
Total Assets	$	226,486

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - related party	$	129,467
Commissions payable		10,775
Total liabilities		140,242
Stockholder's equity:		
Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,923,139
Retained earnings (deficit)		(1,837,895)
Total stockholder's equity		86,244
Total Liabilities and Stockholder's Equity	$	226,486

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Operations
As of December 31, 2018

Revenues:		
Brokerage fees	$	639,901
Placement Agent Fees		318,060
		957,961
Total Sales Revenue		
Expenses:		
Commissions		642,223
Draws Against Commission		8,537
Salaries		110,864
Payroll taxes		45,179
Outside Services		1,357
Operating expense		184,969
Taxes - Other		2,400
Filing fees		29,357
Miscellaneous Expense		10
Professional fees		22,230
Total expenses		1,047,126
Net Income (Loss)	$	(89,165)

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
As of December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2017	$ 1,000	$ 1,869,377	$ (1,748,730)	$ 121,647
Contributions	-	53,762	-	53,762
Net income (loss)	-	-	(89,165)	(89,165)
Balances at December 31, 2018	$ 1,000	$ 1,923,139	$ (1,837,895)	$ 86,244

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Cash Flows
As of December 31, 2018

Cash flows from operating activities		
Net income (loss)	$	(89,165)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in concessions & placement agent fees receivable		54,303
(Increase) decrease in accounts receivable - other		-
Increase (decrease) in accounts payable - related party		61,284
Increase (decrease) in commissions payable		10,775
Net cash provided (used) by operating activities		37,197
Cash flows from investing activities		
Net cash provided (used) by investing activities		-
Cash flows from financing activities		
Capital contributions		53,762
Net cash provided (used) by financing activities		53,762
Net increase (decrease) in cash		90,959
Cash at beginning of year		111,258
Cash at end of year	$	202,217

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc. (The "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(I) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Revenue Recognition

In 2018, the Company adopted the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09 Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In consideration of the new ASU, Revenue derived from private placement fees set at a defined contractual rate are recorded in the period in which they are earned which occurs upon two separate events as designated by the terms and conditions of the oil and gas private placements.

Income Taxes

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements at December 31, 2018. Any potential interest and penalty, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are subject to examination by taxing authorities over various statues of limitations generally three to five years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Related Party Transactions/Economic Dependency

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financial statements. For the year ended December 31, 2018, these expenses totaled $184,869 and are reported as operating expenses.

For the year ended December 31, 2018, the Company earned commissions of $639,901, and Placement Agent Fees of $318,060 for marketing oil and gas investments for Grand Energy, Inc.

As described in the preceding paragraphs, the Company is economically dependent on Grand Energy, Inc. The Company's financial position and results of operations could be significantly different if the company were autonomous.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of approximately $72,750 and net capital requirements of $9,349. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Credit Risk

At December 31, 2018, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 5 - Liquidity/Contingencies

Continued operating losses could directly impact the Company's regulatory capital and it's ability to meet its obligations. It is management's intention to generate cash through the sale of interests in its oil and gas offerings to increase revenue. It is also management's understanding that it will continue to receive capital infusions from its shareholder as necessary. During 2018, the Company received capital contributions of $53,762 from its shareholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2018

Schedule I

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity qualified for net capital	$	86,244
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		86,244
Deductions and/or charges		13,494
Net capital before haircuts on securities positions		72,750
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	72,750
AGGREGATE INDEBTEDNESS		
Accounts payable - related party	$	129,467
Commissions payable		10,775
Total aggregate indebtedness	$	140,242

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 9,349
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 9,349
Net capital in excess of required minimum	$ 63,401
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$ 58,726
Ratio: Aggregate indebtedness to net capital	1.93

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

MOSSADAMS

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Grand Financial, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Grand Financial, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provision) under which Grand Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Grand Financial, Inc. stated that Grand Financial, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Grand Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 5, 2019

GRAND FINANCIAL, INC.
15303 Dallas Parkway
Suite 1010
Addison, Texas 75001
972/788-2080

MEMBER NASD MEMBER SIPC

January 10, 2019

GRAND FINANCIAL, INC. EXEMPTION REPORT

Grand Financial, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R.} 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.{ {240.15c3-3 under the following provisions of 17 C.F.R. {240.15c3-3(k):[(2)(i)]
(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)[(2)(i)] throughout the most recent period of January 1, 2018 to December 31, 2018 without exception.

I, James L. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James L. Harris

Title: President

Date: January 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON APPLYING AGREED UPON PROCEDURES TO

THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Grand Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Grand Financial, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 5, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2330*********************MIXED AADC 220
37928 FINRA DEC
GRAND FINANCIAL INC
15303 DALLAS PKWY STE 1010
ADDISON, TX 75001-4651

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Gay Ledford (972)788-2080

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-0-)

Date Paid

C. Less prior overpayment applied (877.00)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ <877.00>

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Grand Financial, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of January, 20 19.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 957,961

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -0-

(2) Net loss from principal transactions in securities in trading accounts. -0-

(3) Net loss from principal transactions in commodities in trading accounts. -0-

(4) Interest and dividend expense deducted in determining item 2a. -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities. -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -0-

(7) Net loss from securities in investment accounts. -0-

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. -0-

(2) Revenues from commodity transactions. -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. -0-

(4) Reimbursements for postage in connection with proxy solicitation. -0-

(5) Net gain from securities in investment accounts. -0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Revenue From Private Placements - 2017-92, Ltd; 2018-93, Ltd; 2018-94, Ltd 957,961

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions 957,961

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0015 $ -0-

(to page 1, line 2.A.)

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018